UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GRANDPARENTS.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

386617104

(CUSIP Number)

Carlos A. Mas, Esq.

Carlton Fields Jorden Burt, P.A.

100 SE Second Street

Suite 4200

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 386617104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VB Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,903,000,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,903,000,000[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,903,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.5%[2]
14	TYPE OF REPORTING PERSON OO

_________________

(1) Assumes conversion of 1,500,000 shares of the Company’s Series D Convertible 12% Preferred Stock held by the Reporting Persons convertible into an aggregate of 1,833,000,000 shares of Common Stock.

(2) The percentage is based on 2,035,268,582 shares of the Issuer’s common stock outstanding, assuming conversion of the 1,500,000 shares of the Issuer’s Series D Convertible 12% Preferred Stock held by the Reporting Persons convertible into an aggregate of 1,833,000,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 386617104	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,903,000,000[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,903,000,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,903,000,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.5%[2]
14	TYPE OF REPORTING PERSON IN

 _________________

(1) Assumes conversion of 1,500,000 shares of the Issuer’s Series D Convertible 12% Preferred Stock held by the Reporting Persons convertible into an aggregate of 1,833,000,000 shares of Common Stock.

(2) The percentage is based on 2,035,268,582 shares of the Issuer’s common stock outstanding, assuming conversion of the 1,500,000 shares of the Issuer’s Series D Convertible 12% Preferred Stock held by the Reporting Persons convertible into an aggregate of 1,833,000,000 shares of Common Stock.

AMENDMENT NO. 1 TO SCHEDULE 13D

PRELIMINARY NOTE: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by VB Funding, LLC, a Delaware limited liability company (“VB Funding”) and its managing member, Vincent J. Dowling, Jr. (“Dowling”) to report the acquisition by the Reporting Persons (as defined hereinafter) of a total of 1,500,000 shares of Series D Convertible 12% Preferred Stock (the “Series D Preferred Stock”) which are immediately convertible into an aggregate of 1,833,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”) of Grandparents.com, Inc., as of December 21, 2016, constituting approximately 90.1% of the Issuer’s issued and outstanding shares of the Common Stock, assuming conversion of all shares of Series D Preferred Stock.

Item 1. Security and Issuer

This statement relates to shares of Common Stock, $0.01 par value per share, of Grandparents.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 589 Eighth Avenue, 6th Floor, New York, NY 10018.

Item 2. Identity and Background

(a)       This Amendment No. 1 is being filed by VB Funding and Dowling (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The filing of this Amendment No. 1 shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, a “group” within the meaning of Regulation 13d-5 promulgated under the Exchange Act.

(b)       The principal business address of each of the Reporting Persons is 190 Farmington Avenue, Farmington, Connecticut 06032.

(c)       The principal business of VB Funding is to make investments. Dowling is the managing member of VB Funding.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       VB Funding is organized under the laws of the State of Delaware. Dowling is a natural person and citizen of the United States.

Item 3. Source and Amount of Funds or other Considerations.

On September 15, 2016, the Issuer and VB Funding entered into a Securities Purchase Agreement (the “Preferred Stock Purchase Agreement”), which provided VB Funding the right to purchase a total of 1,500,000 shares of newly created Series D Convertible 12% Preferred Stock of the Issuer for a total price of $1,000,000, convertible into an aggregate of 1,833,000,000 shares of Common Stock of the Issuer, as may be adjusted from time to time. Following the satisfaction of certain conditions set forth in the Preferred Stock Purchase Agreement, the closing of the sale of shares of Series D Convertible 12% Preferred Stock occurred on December 21, 2016. The aggregate purchase price for the shares of Series D Convertible 12% Preferred Stock was funded with working capital of VB Funding.

Item 4. Purpose of Transaction

VB Funding acquired and continues to hold the shares of Common Stock reported herein (including the shares of Common Stock issuable upon conversion of the Series D Preferred Stock) for investment purposes. Depending on market conditions, the Issuer’s business and financial position, the market price of the shares of Common Stock, general economic and industry conditions, as well as other factors that the Reporting Persons may deem material to their investment decisions, VB Funding may sell all or a portion of its shares of Common Stock, or may purchase additional securities of the Issuer, on the open market or in private transactions. The Reporting Persons continually analyze and evaluate VB Funding’s investment in the Issuer and reserve the right to change their plans and intentions at any time with respect to any of the foregoing. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer some or all of the securities beneficially owned by them from time to time in public or private transactions, and (iii) participate in or influence the management of Issuer.

In this regard, pursuant to the Preferred Stock Purchase Agreement, VB Funding has the power to elect five of the seven members of the Board of Directors of the Issuer. As of the date of the closing of the Preferred Stock Purchase Agreement, VB Funding has elected three of the Issuer’s five directors.

VB Funding, as the largest holder of shares of Common Stock of the Issuer, has expressed to the Issuer’s board of directors its interest in maximizing stockholder value and obtaining liquidity for its investment. Consistent with these interests and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, consider, study or formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among others, the acquisition of additional shares of the Issuer’s Common Stock, including an acquisition or series of acquisitions or transaction that could result in a going private transaction. Although the Reporting Persons are considering the various alternatives and courses of action described above, no plan, proposal or course of action has yet been determined or formulated to be taken and there is no assurance that the Reporting Persons will take any of such actions or any other actions. The Reporting Persons reserve the right, at any time, to change their intentions with respect to any of the foregoing, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Except as described in this Amendment No. 1, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a)       VB Funding is the holder of record of (i) 70,000,000 shares of Common Stock, and (ii) 1,500,000 shares of Series D Preferred Stock convertible into an aggregate of 1,833,000,000 shares of Common Stock. Assuming conversion of all shares of Series D Preferred Stock into shares of Common Stock, VB Funding would hold 1,903,000,000 shares of Common Stock, representing approximately 93.5% of the outstanding shares of Common Stock.

Dowling is the managing member of VB Funding and holds approximately 89% of the membership interests in VB Funding. By virtue of his ownership of and control position with VB Funding, Dowling may be deemed to have indirect beneficial ownership of the Common Stock held by VB Funding.

(b)       VB Funding has the sole voting and dispositive power over the shares of Common Stock held by it. Dowling, by virtue of his ownership and control position with VB Funding, is deemed to share voting and dispositive power with respect to the shares of Common Stock held by VB Funding.

(c)       Other than the acquisition of the shares of Series D Preferred Stock reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)       Except as described herein, no other person is known by the Reporting Persons to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 1.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Amendment No. 1, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017	VB FUNDING, LLC, a Delaware limited liability company

	By:	/ s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr. Manager

/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.